GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in U.S. dollars)

GOLDCORP RELEASES 2014 SUSTAINABILITY REPORT

Vancouver, British Columbia, June 24, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today released its latest Sustainability Report, which provides detailed insights into the Company's economic, environmental, and social performance, as well as its commitment to responsible mining and sustainability excellence.

"We believe transparency is fundamental to building and maintaining trust amongst the people and communities affected by our operations, and our sustainability report is just one of the tools we use to demonstrate that commitment," said Brent Bergeron, Goldcorp Executive Vice President, Corporate Affairs and Sustainability. "Our annual Sustainability Report is a valuable opportunity to engage our stakeholders on our sustainability performance with the aim of improving the relevance, accessibility and transparency of our reporting and ultimately, drives our performance on an ongoing basis."

Performance highlights from the 2014 report include:

- Achieved zero workplace fatalities, Goldcorp's number one corporate objective.

- Rolled out Goldcorp's Sustainability Excellence Management System (SEMS), which provides an integrated platform for delivering on, and measuring the impact of, the Company's sustainability commitments and objectives.

- Enhanced stakeholder partnerships by signing two agreements with First Nations communities and joining the Mining Association of Canada and the World Economic Forum.

- Became a signatory to the Catalyst Accord, an initiative that encourages diversity and the inclusion of women on boards of directors.

- Developed the Tailings Stewardship Strategy, which sets best practice standards that complement government regulations.

- Contributed approximately $62 million in community contributions through community investments, donations, sponsorships, infrastructure investments, and collaborative agreements.

The 2014 Sustainability Report is the product of improved integration of sustainability issues with other business drivers and features four new components: expanded sustainability targets, synthesized achievements and challenges faced during the reporting period, improved information on strategy and management approaches, and improvements to formatting so that readers can access information in different ways.

The report is independently assured and follows the requirements of the Global Reporting Initiative, the United Nations Global Compact, and the International Council on Mining and Metals. It is available at http://csr.goldcorp.com and as a downloadable PDF.

Over the years, Goldcorp has also been recognized for its achievements in corporate social responsibility and sustainability by NASDAQ, Sustainalytics, Dow Jones, Randstad, YWCA, Mexican Centre for Philanthropy and Alliance for Corporate Social Responsibility and the Canadian Land Reclamation Association.

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com